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                             June 7, 2024

       Giri Devanur
       Chief Executive Officer
       reAlpha Tech Corp.
       6515 Longshore Loop, Suite 100
       Dublin, OH 43017

                                                        Re: reAlpha Tech Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-11
                                                            Filed May 17, 2024
                                                            File No. 333-276334

       Dear Giri Devanur:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-11 filed May 17,
2024

       Plan of Distribution, page 114

   1. We note your disclosure on page 114 that broker-dealers may agree with the selling stockholders to sell a
specified number of shares of your common stock at a stipulated price per share, and
that the selling stockholders may use any method permitted pursuant to applicable law when
selling shares of your common stock. Please confirm your
                                                        understanding that the
retention by a selling stockholder of an underwriter would
                                                        constitute a material
change to your plan of distribution requiring a post-effective amendment. Refer to
your undertaking provided pursuant to Item 512(a)(1)(iii) of
                                                        Regulation S-K.
       Exhibits

   2. Please obtain and file an updated consent from your auditor, which references all of the periods/years covered
by their report used in the Registration Statement.
 Giri Devanur
reAlpha Tech Corp.
June 7, 2024
Page 2

        Please contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameGiri Devanur
                                                           Division of
Corporation Finance
Comapany NamereAlpha Tech Corp.
                                                           Office of Real
Estate & Construction
June 7, 2024 Page 2
cc:       Gabriel Miranda, Esq.
FirstName LastName